Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		Sep 30, 2020	Dec 31, 2019
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits	5	228.4	223.5
Trade and other receivables	6	731.4	817.7
Unbilled receivables		435.3	374.2
Contract assets		76.8	67.5
Income taxes recoverable		55.7	36.2
Prepaid expenses		37.7	42.9
Other assets	8	37.8	18.1
Total current assets		1,603.1	1,580.1
Non-current
Property and equipment		269.0	286.5
Lease assets	7	500.2	558.5
Goodwill	15	1,685.9	1,651.8
Intangible assets	15	183.1	219.6
Investments in joint ventures and associates		9.7	8.8
Net employee defined benefit asset	11	37.3	26.0
Deferred tax assets		31.4	31.9
Other assets	8	184.7	198.3
Total assets		4,504.4	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness	5	31.9	19.5
Trade and other payables		567.5	576.4
Lease liabilities	7	105.3	99.9
Deferred revenue		186.8	199.2
Income taxes payable		30.5	28.4
Long-term debt	9	40.9	46.9
Provisions	10	22.6	23.9
Other liabilities	12	12.0	12.1
Total current liabilities		997.5	1,006.3
Non-current
Lease liabilities	7	533.7	589.0
Income taxes payable		10.7	11.6
Long-term debt	9	605.2	814.0
Provisions	10	110.2	89.1
Net employee defined benefit liability	11	76.3	85.2
Deferred tax liabilities		79.3	73.2
Other liabilities	12	38.7	16.0
Total liabilities		2,451.6	2,684.4
Shareholders’ equity
Share capital	13	938.1	879.8
Contributed surplus		13.9	23.9
Retained earnings		995.9	917.7
Accumulated other comprehensive income		103.7	54.1
Total shareholders’ equity		2,051.6	1,875.5
Non-controlling interests		1.2	1.6
Total liabilities and equity		4,504.4	4,561.5
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2020	2019	2020	2019
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$
Continuing operations
Gross revenue		1,177.9	1,241.5	3,604.0	3,617.1
Less subconsultant and other direct expenses		261.4	288.9	781.2	806.8

Net revenue		916.5	952.6	2,822.8	2,810.3
Direct payroll costs	16	437.4	436.5	1,347.3	1,288.2

Gross margin		479.1	516.1	1,475.5	1,522.1
Administrative and marketing expenses	7,13,16	324.1	355.6	1,035.4	1,085.1
Depreciation of property and equipment		14.3	15.1	43.7	43.5
Impairment of lease assets	7	0.2	—	11.9	—
Depreciation of lease assets	7	29.6	29.3	89.8	85.2
Amortization of intangible assets		13.6	17.0	41.4	50.0
Net interest expense	7,9	11.5	17.2	39.0	52.1
Other net finance expense		0.9	1.2	3.3	3.8
Share of income from joint ventures and associates		(0.9)	(0.3)	(1.1)	(0.7)
Foreign exchange loss (gain)		0.3	1.5	(0.2)	4.2
Other (income) expense	17	(2.1)	0.2	6.1	(6.3)

Income before income taxes and discontinued operations		87.6	79.3	206.2	205.2

Income taxes
Current		25.4	15.4	55.6	30.0
Deferred		0.1	6.1	6.4	23.2

Total income taxes		25.5	21.5	62.0	53.2

Net income for the period from continuing operations		62.1	57.8	144.2	152.0

Discontinued operations
Net income from discontinued operations, net of tax	4	—	—	10.2	—

Net income for the period		62.1	57.8	154.4	152.0

Weighted average number of shares outstanding - basic		111,898,810	111,539,779	111,537,905	111,672,688

Weighted average number of shares outstanding - diluted		112,403,434	111,547,779	111,957,863	111,672,688

Shares outstanding, end of the period		112,100,709	111,293,111	112,100,709	111,293,111

Earnings per share, basic and diluted

Continuing operations, basic		0.55	0.52	1.29	1.36
Discontinued operations, basic		—	—	0.09	—

Total basic earnings per share		0.55	0.52	1.38	1.36
Continuing operations, diluted		0.55	0.52	1.29	1.36
Discontinued operations, diluted		—	—	0.09	—

Total diluted earnings per share		0.55	0.52	1.38	1.36
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2020	2019	2020	2019
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		62.1	57.8	154.4	152.0
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	15	(35.0)	6.1	45.3	(70.1)
Net unrealized gain on FVOCI financial assets	8	—	—	3.1	1.0
Unrealized gain (loss) on interest rate swap	15	0.4	0.2	(4.6)	(2.5)
		(34.6)	6.3	43.8	(71.6)
Items not to be reclassified to net income:
Remeasurement gain on net employee defined benefit liability	11	—	—	5.8	—

Other comprehensive (loss) income for the period, net of tax		(34.6)	6.3	49.6	(71.6)

Total comprehensive income for the period, net of tax		27.5	64.1	204.0	80.4
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 13)	Share Capital (note 13)	Contributed Surplus (note 13)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $8.7				(34.0)		(34.0)

Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	817.2	163.1	1,872.9

Net income				152.0		152.0
Other comprehensive loss					(71.6)	(71.6)
Total comprehensive income (loss)				152.0	(71.6)	80.4
Share options exercised for cash	239,124	4.4				4.4
Share-based compensation			2.8			2.8
Shares repurchased under Normal Course Issuer Bid	(806,118)	(6.3)	(0.2)	(17.6)		(24.1)
Reclassification of fair value of share options previously expensed		1.1	(1.1)			—
Dividends declared				(48.6)		(48.6)

Balance, September 30, 2019	111,293,111	867.0	26.3	903.0	91.5	1,887.8

Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5

Net income				154.4		154.4
Other comprehensive income					49.6	49.6
Total comprehensive income				154.4	49.6	204.0
Share options exercised for cash	1,733,905	55.1				55.1
Share-based compensation			0.2			0.2
Shares repurchased under Normal Course Issuer Bid	(846,171)	(6.8)	(0.2)	(24.4)		(31.4)
Reclassification of fair value of share options previously expensed		10.0	(10.0)			—
Dividends declared				(51.8)		(51.8)

Balance, September 30, 2020	112,100,709	938.1	13.9	995.9	103.7	2,051.6
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2020	2019	2020	2019
(In millions of Canadian dollars)	Notes	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,271.4	1,230.1	3,694.5	3,553.8
Cash paid to suppliers		(368.6)	(370.5)	(1,156.2)	(1,251.8)
Cash paid to employees	16	(687.2)	(697.5)	(2,063.5)	(2,010.2)
Interest received		0.9	1.1	2.9	2.9
Interest paid	7,9	(12.4)	(17.5)	(40.7)	(53.8)
Finance costs paid		(1.1)	(2.0)	(2.8)	(4.6)
Income taxes paid		(39.2)	(4.7)	(64.3)	(23.5)

Cash flows from operating activities from continuing operations		163.8	139.0	369.9	212.8
Cash flows (used in) from operating activities from discontinued operations		(0.2)	(1.4)	1.3	(5.0)

Net cash flows from operating activities		163.6	137.6	371.2	207.8

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Business acquisitions, net of cash acquired		—	—	—	(77.1)
Purchase of investments held for self-insured liabilities	8	(2.6)	(3.5)	(17.2)	(3.8)
Purchase of intangible assets		(0.6)	(1.4)	(2.3)	(3.2)
Purchase of property and equipment		(7.1)	(11.0)	(22.9)	(50.0)
Other		(2.5)	0.8	(2.2)	2.2

Net cash flows used in investing activities		(12.8)	(15.1)	(44.6)	(131.9)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

(Repayment of) proceeds from revolving credit facility	9,19	(170.0)	(26.0)	(172.0)	68.7
Repayment of notes payable and other long-term debt		(7.7)	(14.9)	(32.0)	(37.7)
Net payment of lease obligations	7	(32.1)	(30.8)	(96.9)	(83.4)
Proceeds from lease inducements	7	—	34.3	2.7	41.9
Payment of software financing obligations		(1.6)	(4.1)	(12.9)	(12.3)
Repurchase of shares for cancellation	13	—	(12.2)	(33.4)	(24.1)
Proceeds from share options exercised		13.3	0.4	55.1	4.4
Payment of dividends to shareholders	13	(17.3)	(16.2)	(50.6)	(47.8)

Net cash flows used in financing activities	19	(215.4)	(69.5)	(340.0)	(90.3)
Foreign exchange (loss) gain on cash held in foreign currency		(5.2)	(1.2)	5.9	(12.3)

Net increase (decrease) in cash and cash equivalents		(69.8)	51.8	(7.5)	(26.7)

Cash and cash equivalents, beginning of the period		266.3	106.7	204.0	185.2

Cash and cash equivalents, end of the period	5	196.5	158.5	196.5	158.5
See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the three quarters ended September 30, 2020, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 4, 2020. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the three quarters ended September 30, 2020, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2019, annual consolidated financial statements.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2019, except as described in notes 3 and 16.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2019, annual consolidated financial statements, except for the change in use of lease assets, which included estimating discount rates and cash receipts from subleases to determine the net lease impairment loss as described in note 7, and as noted below.

In March of 2020, the World Health Organization (WHO) characterized COVID-19 as a pandemic. The COVID-19 pandemic has had adverse financial impacts on the global economy, including but not limited to, negative impacts on demand for goods and services, disruptions to supply-chains, and volatility in interest rates and market prices of equities and certain commodities. Significant uncertainty remains on the length of time it will take for the financial impacts to reverse. As the magnitude of the COVID-19 pandemic is continuously evolving, it is impracticable to determine the effect that the COVID-19 pandemic will have on management’s judgments, estimates, and assumptions.

These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
Certain amendments disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements had an effective date of January 1, 2020, but did not have an impact on the Company’s consolidated financial statements or accounting policies during the three quarters ended September 30, 2020. This included Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39, and IFRS 7), which provided temporary relief during the period of uncertainty for companies that have hedging relationships that are directly affected by the reform. The Company’s cash flow hedge is not affected by the reform because the hedged cash flows are based on an interbank offered rate that will continue to be published after the reform.

a)Recent adoptions
In May 2020, the IASB issued COVID-19-Related Rent Concessions (Amendments to IFRS 16). The amendments provide temporary relief to lessees in determining whether COVID-19 related rent concessions are lease modifications. The amendments are effective for annual periods beginning on or after June 1, 2020, with earlier application permitted. The Company early adopted these amendments in the second quarter of 2020. As a result of the amendments, the Company accounts for all COVID-19 related rent concessions for payments originally due on or before June 30, 2021, as if they were not lease modifications. The amendments did not have a material impact on the financial position or performance of the Company.

b)Future adoptions
The standards, amendments, and interpretations issued before 2020 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements. In addition, the following amendments were issued during 2020:
•In May 2020, the IASB issued Onerous Contracts-Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify which costs to include in assessing whether a contract is onerous. The amendments are effective January 1, 2022, with earlier application permitted.
•In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), with an effective date of January 1, 2021. Phase 2 amendments provide relief for "replacement issues" that may arise during the reform, such as changes to contractual cash flows for financial instruments or hedging relationships resulting from the transition to an alternative benchmark rate.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4.Discontinued Operations
In 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5.

In the fourth quarter of 2019, the Company entered into settlement agreements to release its obligations from the ongoing waste-to-energy project. The terms and conditions of these agreements were satisfied in the first quarter of 2020 and resulted in the recovery of provisions for expected project losses and accrued liabilities in the amount of $10.8.

The results of discontinued operations are summarized as follows:

	For the quarter ended September 30,		For the three quarters ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	—	7.8	3.7	7.8
Expenses	—	(7.0)	(3.7)	(7.0)
Project loss recovery	—	—	10.8	—
Profit from operating activities, before income taxes	—	0.8	10.8	0.8
Income taxes	—	(0.8)	(0.6)	(0.8)
Net income from discontinued operations	—	—	10.2	—

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-8	Stantec Inc.

5.Cash and Cash Equivalents
The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	Sep 30, 2020	Sep 30, 2019
	$	$

Cash	225.6	148.7
Unrestricted investments	2.8	9.8
Cash and deposits	228.4	158.5
Bank indebtedness	(31.9)	—
Cash and cash equivalents	196.5	158.5

6.Trade and Other Receivables

	Sep 30, 2020	Dec 31, 2019
	$	$

Trade receivables, net of expected credit losses of $3.0 (2019 – $2.2)	698.4	787.3
Holdbacks, current	23.2	20.6
Other	9.8	9.8
Trade and other receivables	731.4	817.7

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2020	701.4	394.0	145.6	53.1	33.4	75.3
December 31, 2019	789.5	395.9	221.1	63.5	27.8	81.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 15.

7.Lease Assets and Lease Liabilities

	Lease assets			Lease Liabilities
	Building	Other	Total	$
	$	$	$
Balance, beginning of the period	554.4	4.1	558.5	(688.9)
Additions	33.3	1.3	34.6	(33.6)
Depreciation	(87.7)	(2.1)	(89.8)	—
Modifications	0.8	0.2	1.0	(0.8)
Impairment	(11.9)	—	(11.9)	—
Accretion of interest	—	—	—	(22.1)
Payments, net of receipts	—	—	—	116.3
Foreign exchange	7.6	0.2	7.8	(9.9)
	496.5	3.7	500.2	(639.0)
Less current portion	—	—	—	105.3
Long-term portion	496.5	3.7	500.2	(533.7)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-9	Stantec Inc.

During the first three quarters of 2020, a change in use related to certain real estate lease assets resulted in a net impairment loss of $11.9. The recoverable amount determined for those lease assets is based on the value in use method and a weighted average discount rate of 4.84% and involved estimates of sublease commencement dates, market rates, terms, and cash receipts. The impaired lease assets are within the Canada and Global reportable segments (note 21).

As a result of the COVID-19 pandemic, the Company was granted $1.2 of total temporary deferrals for lease payments originally due before the end of 2020 which are due to be settled within one year. These were not accounted for as lease modifications as permitted by the amendments to IFRS 16 (note 3), and did not result in the extinguishment of any portion of the lease liabilities.

8.Other Assets

		Sep 30, 2020	Dec 31, 2019
	Note	$	$

Financial assets
Investments held for self-insured liabilities	14	168.1	153.0
Holdbacks on long-term contracts		24.0	33.9
Other		16.7	12.6
Non-financial assets		13.7	16.9
		222.5	216.4
Less current portion - financial		29.6	11.6
Less current portion - non-financial		8.2	6.5
Long-term portion		184.7	198.3

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss) and equity securities that are classified at FVPL with gains (losses) recorded in net income. During the first three quarters of 2020, the Company recorded an unrealized loss on equity securities of $4.5 (September 30, 2019 – unrealized gain of $7.0) (note 17) and an unrealized gain on bonds of $3.1 (September 30, 2019 – unrealized gain of $1.0).

Their fair value and amortized cost are as follows:

	Sep 30, 2020		Dec 31, 2019
	$		$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	115.3	112.4	102.8	103.4
Equity securities	52.8	53.2	50.2	46.1
Total	168.1	165.6	153.0	149.5

The bonds bear interest at rates ranging from 0.88% to 5.00% per annum (December 31, 2019 – 0.75% to 5.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	Sep 30, 2020	Dec 31, 2019
	$	$

Within one year	22.5	9.5
After one year but not more than five years	79.8	79.9
More than five years	13.0	13.4
Total	115.3	102.8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-10	Stantec Inc.

9.Long-Term Debt

	Sep 30, 2020	Dec 31, 2019
	$	$

Revolving credit facility	276.0	448.0
Term loan	309.0	308.5
Notes payable	57.4	88.7
Software financing obligations	3.7	15.7
	646.1	860.9
Less current portion	40.9	46.9
Long-term portion	605.2	814.0

Interest on the Company’s long-term debt during the third quarter of 2020 was $5.2 (September 30, 2019 – $9.6) and for the first three quarters of 2020, was $19.2 (September 30, 2019 – $29.8).

Revolving credit facilities and term loan
The Company has syndicated credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The average interest rate for the credit facilities at September 30, 2020, was 2.39%
(December 31, 2019 – 3.77%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2020, the Company had issued outstanding letters of credit that expire at various dates before October 2021, are payable in various currencies, and total $9.1 (December 31, 2019 – $49.9). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2020, $483.0 (December 31, 2019 – $282.6) was available in the revolving credit facility (note 22).

The Company is subject to restrictive covenants related to its credit facilities which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2020.

Effective January 1, 2020, the Company entered into an additional separate letter of credit facility outside of its revolving credit facilities that provides letters of credit up to $100.0. At September 30, 2020, $69.4 (December 31, 2019 – $33.3) in aggregate letters of credit outside of the Company’s revolving credit facility were issued and outstanding. These were issued in various currencies. Of these letters of credit, $56.4 (December 31, 2019 – $18.7) expire at various dates before October 2021 and $13.0 (December 31, 2019 – $14.6) have open-ended terms.

Surety facilities
The Company has surety facilities related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At September 30, 2020, the Company had issued $202.2 (December 31, 2019 – $380.6) in bonds under these surety facilities. These bonds expire at various dates before December 2021. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds (note 4).

The Company also had $12.6 (December 31, 2019 - $11.5) in bonds for Consulting Services. These bonds expire at various dates before September 2026.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-11	Stantec Inc.

10.Provisions

	Self- insured liabilities	Claims	Onerous contracts	Expected project losses	Lease restoration	Total
	$	$	$	$	$	$

Balance, beginning of the period	80.1	15.4	0.4	4.8	12.3	113.0
Current period provisions	34.0	5.5	—	—	1.5	41.0
Paid or otherwise settled	(14.9)	(3.2)	(0.3)	(3.3)	(0.9)	(22.6)
Impact of foreign exchange	1.3	—	—	—	0.1	1.4
	100.5	17.7	0.1	1.5	13.0	132.8
Less current portion	4.7	14.1	0.1	1.5	2.2	22.6
Long-term portion	95.8	3.6	—	—	10.8	110.2

11.Employee Defined Benefit Obligations
The calculation of defined benefit obligations (DBOs) is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements, or in the event that fluctuations in the market significantly impact the assumptions used in the most recent actuarial valuation.

The COVID-19 pandemic affected the markets significantly and impacted certain assumptions used in the measurement of the DBOs and the fair value of plan assets. As such, the Company remeasured the DBOs and the fair value of plan assets in the first quarter of 2020. The remeasurement resulted in an increase in the discount rate from 1.89% to 2.20%. The increase to the discount rate in the first quarter of 2020 resulted in a decrease in the DBOs, partly offset by a decrease in the fair value of plan assets for a remeasurement gain of $7.2 ($5.8 net of deferred income tax expense), recorded through other comprehensive income. There were no further significant changes to the assumptions and no further adjustments were recorded.

12.Other Liabilities

		Sep 30, 2020	Dec 31, 2019
	Note	$	$

Cash-settled share-based compensation	13	20.4	23.0
Deferred non-corporate tax liabilities	18	14.4	—
Interest rate swap	15	7.6	1.5
Other		8.3	3.6
		50.7	28.1
Less current portion		12.0	12.1
Long-term portion		38.7	16.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-12	Stantec Inc.

13.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
On November 8, 2019, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,559,313 common shares during the period November 14, 2019, to November 13, 2020. The Company also had a Automatic Share Purchase Plan (ASPP) with a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. As at September 30, 2020 and December 31, 2019, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During the first three quarters of 2020, 846,171 common shares (September 30, 2019 – 806,118) were repurchased for cancellation pursuant to the NCIB at a cost of $31.4 (September 30, 2019 – $24.1). Of this amount, $6.8 and $0.2 (September 30, 2019 – $6.3 and $0.2) reduced share capital and contributed surplus, respectively, and $24.4 (September 30, 2019 – $17.6) was charged to retained earnings.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2020.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 6, 2019	December 30, 2019	January 15, 2020	0.1450	16.1
February 26, 2020	March 31, 2020	April 15, 2020	0.1550	17.2
May 6, 2020	June 30, 2020	July 15, 2020	0.1550	17.3
August 5, 2020	September 30, 2020	October 15, 2020	0.1550	—

At September 30, 2020, trade and other payables included $17.3 (December 31, 2019 – $16.1) related to the dividends declared on August 5, 2020.

Share-based payment transactions
The Company has a long-term incentive program that uses share options, restricted share units and performance share units (RSUs and PSUs). The Company also has a deferred share units (DSUs) plan for the board of directors.

During the third quarter of 2020, the Company recognized a share-based compensation expense of $1.2 (September 30, 2019 – $2.9) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, 0.2 (September 30, 2019 – $0.6) related to the amortization of the fair value of options granted and $1.0 (September 30, 2019 – $2.3) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs).

During the first three quarters of 2020, the Company recognized a share-based compensation expense of $11.1 (September 30, 2019 – $11.1) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $0.8 (September 30, 2019 – $2.8) related to the amortization of the fair value of options granted and $10.3 (September 30, 2019 – $8.3) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs). Also, an adjustment of $0.6 (September 30, 2019 - nil) was included in contributed surplus for deferred tax impacts on share-based compensation.

During the first three quarters of 2020, the Company granted 138,148 RSUs (September 30, 2019 – 164,719) at a fair value of $5.8 (September 30, 2019 – $5.3), and 308,136 PSUs (September 30, 2019 – 375,705) at a fair value of $16.4 (September 30, 2019 – $11.6), under the same terms, conditions, and vesting requirements as the units issued in 2019. Also, during the first three quarters of 2020, 149,848 DSUs were paid (September 30, 2019 – 75,315) at a value of $6.1 (September 30, 2019 – $2.4).

At September 30, 2020, the obligations accrued for RSUs were $3.2 (December 31, 2019 – $1.1), the obligations accrued for PSUs were $10.6 (December 31, 2019 – $11.1) and the outstanding and vested DSUs had a fair value of $6.2 (December 31, 2019 – $10.2) included in other liabilities (note 12).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-13	Stantec Inc.

14.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

In the first three quarters of 2020, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at September 30, 2020:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	8	168.1	—	168.1	—

Liabilities
Interest rate swap	12,15	7.6	—	7.6	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2020:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$

Notes payable	9	57.4	—	58.4	—

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-14	Stantec Inc.

15.Financial Instruments
a)Derivative financial instruments
The Company has an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. During the first three quarters of 2020, the change in fair value of the interest rate swap, estimated using market rates at September 30, 2020, is an unrealized loss of $6.1 ($4.6 net of tax) (September 30, 2019 – unrealized loss of $3.4
($2.5 net of tax)). The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

As at September 30, 2020, the Company has a foreign currency forward contract to purchase USD$75.0 for CAD$99.8 equivalent on the trade date that matures on October 28, 2020. The contract was entered to mitigate the risk of foreign currency fluctuations. The fair value of this contract, estimated using market rates as at September 30, 2020, is an unrealized gain of $0.5 and was recorded in foreign exchange loss (gain) and in the statement of financial position within trade and other receivables.

b)Nature and extent of risks
The COVID-19 pandemic, as described in note 2, has generally increased the nature and extent of risks arising from financial instruments that the Company is exposed to. Management expects that the COVID-19 pandemic will most significantly impact credit risk, liquidity risk, and price risk. The extent to which these risks will be impacted is being closely monitored and is expected to change as the situation continues to develop. Management will continue to evaluate the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, foreign currency forward contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2020, was $1,681.2 (December 31, 2019 – $1,682.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy.

The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2020, the days of revenue in trade receivables was 56 days (December 31, 2019 – 61 days). Bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, long - and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2020, was $483.0 (December 31, 2019 – $282.6) (note 22). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-15	Stantec Inc.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). During the first three quarters of 2020, the Company recorded exchange gains on translation of foreign operations of $45.3 through other comprehensive income (loss), of which $34.0 related to goodwill and $3.9 related to intangible assets. The Company does not hedge for this foreign exchange risk.

16.Employee Costs from Continuing Operations

	For the quarter ended September 30,		For the three quarters ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Wages, salaries, and benefits	657.0	665.7	2,027.9	1,974.4
Pension costs	19.9	19.3	59.8	57.9
Share-based compensation	1.2	2.9	11.1	11.2
Total employee costs	678.1	687.9	2,098.8	2,043.5
Direct labor	437.4	436.5	1,347.3	1,288.2
Indirect labor	240.7	251.4	751.5	755.3
Total employee costs	678.1	687.9	2,098.8	2,043.5

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first three quarters of 2020 is $58.3 (September 30, 2019 – $56.2) related to defined contribution plans.

The Company recognizes government grants when there is reasonable assurance that the conditions of the grant will be met and the funds will be received. Grants related to costs, such as subsidies, are deducted from the related costs for which the grants are intended to compensate.

As a result of the outbreak of the COVID-19 pandemic, government grants received for wage subsidies were $3.5 and were primarily related to the UK Coronavirus Job Retention Scheme. The wage subsidies were presented as a reduction to indirect labor in administrative and marketing expenses. At September 30, 2020, there were no unperformed conditions related to these grants.

17.Other (Income) Expense

	For the quarter ended September 30,		For the three quarters ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Loss on sale of property and equipment	0.4	0.5	2.2	0.8
Unrealized (gain) loss on equity securities	(2.5)	(1.4)	4.5	(7.0)
Other	—	1.1	(0.6)	(0.1)
Total other (income) expense	(2.1)	0.2	6.1	(6.3)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-16	Stantec Inc.

18.Income Taxes
During the first three quarters of 2020, the Company recorded a reorganization tax expense of $2.6 in connection with its reorganization efforts to integrate the operations of Peter Brett Associates LLP with the United Kingdom group, a withholding tax expense of $2.3 associated with intercompany distributions, and a tax recovery of $2.3 primarily related to a remeasurement of deferred tax assets and liabilities arising from a change in tax rate in the United Kingdom and other discrete items. These items are the principal source of the variance in the effective tax rate.

In the second quarter of 2020, certain jurisdictions, primarily Canada and the United States, permitted companies to defer payment of corporate income taxes as a result of the COVID-19 pandemic until the third quarter of 2020. As such, the Company made payments of $23.8 in the third quarter of 2020 for corporate income taxes that was previously deferred in the second quarter of 2020. Certain jurisdictions, primarily the United States, the United Kingdom, and Australia permitted companies to defer other non-corporate tax payments. At September 30, 2020, the Company deferred payments of these taxes of $27.0 which are due at various dates before the end of the first quarter of 2021, except for $14.4, included in Other Liabilities, of which half the balance is due on December 31, 2021 and the remaining half is due on December 31, 2022. Also, due to a change in United States tax legislation as a result of the COVID-19 pandemic, the depreciable life of leasehold improvements was accelerated for tax purposes, which resulted in an adjustment of $9.5 that increased income taxes recoverable and deferred tax liabilities.

19.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended September 30, 2020, is as follows:

	Credit Facility	Notes Payable	Lease Liabilities	Software Financing Obligations	Dividends to Shareholders	Total
	$	$	$	$	$	$
June 30, 2020	754.8	64.7	674.9	5.3	17.3	1,517.0
Statement of cash flows
Proceeds	1.0	—	—	—	—	1.0
Repayments or payments	(171.0)	(7.7)	(32.1)	(1.6)	(17.3)	(229.7)
Non-cash changes
Foreign exchange	—	0.3	(6.4)	(0.1)	—	(6.2)
Additions and modifications	—	(0.1)	2.6	—	—	2.5
Dividends declared	—	—	—	—	17.3	17.3
Other	0.2	0.2	—	0.1	—	0.5
September 30, 2020	585.0	57.4	639.0	3.7	17.3	1,302.4

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2020, is as follows:

	Credit Facility	Notes Payable	Lease Liabilities	Software Financing Obligations	Dividends to Shareholders	Total
	$	$	$	$	$	$
December 31, 2019	756.5	88.7	688.9	15.7	16.1	1,565.9
Statement of cash flows
Proceeds	61.0	—	2.7	—	—	63.7
Repayments or payments	(233.0)	(32.0)	(96.9)	(12.9)	(50.6)	(425.4)
Non-cash changes
Foreign exchange	—	0.5	9.9	0.3	—	10.7
Additions and modifications	—	(0.6)	34.4	0.5	—	34.3
Dividends declared	—	—	—	—	51.8	51.8
Other	0.5	0.8	—	0.1	—	1.4
September 30, 2020	585.0	57.4	639.0	3.7	17.3	1,302.4

The Credit Facility includes the Company’s revolving credit facility and term loan (note 9).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-17	Stantec Inc.

20.Related-Party Disclosures
At September 30, 2020, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2019, annual consolidated financial statements. The Company enters into related-party transactions through a number of joint ventures, associates, and joint operations. During the first three quarters of 2020, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2019, annual consolidated statements.

21.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker (the CEO) when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment, are reported as discontinued operations (note 4).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the adjustments and eliminations column.

Reportable segments from continuing operations

	For the quarter ended September 30, 2020
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$
Total gross revenue	325.0	656.7	219.7	1,201.4	(23.5)	1,177.9
Less inter-segment revenue	8.8	4.3	10.4	23.5	(23.5)	—
Gross revenue from external customers	316.2	652.4	209.3	1,177.9	—	1,177.9
Less subconsultants and other direct expenses	46.0	173.2	42.2	261.4	—	261.4
Total net revenue	270.2	479.2	167.1	916.5	—	916.5
Gross margin	136.2	253.5	89.4	479.1	—	479.1

	For the quarter ended September 30, 2019
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	336.2	709.7	226.4	1,272.3	(30.8)	1,241.5
Less inter-segment revenue	10.6	5.5	14.7	30.8	(30.8)	—
Gross revenue from external customers	325.6	704.2	211.7	1,241.5	—	1,241.5
Less subconsultants and other direct expenses	40.3	202.2	46.4	288.9	—	288.9
Total net revenue	285.3	502.0	165.3	952.6	—	952.6
Gross margin	148.8	273.9	93.4	516.1	—	516.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-18	Stantec Inc.

	For the three quarters ended September 30, 2020
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	947.5	2,069.7	661.5	3,678.7	(74.7)	3,604.0
Less inter-segment revenue	27.5	14.4	32.8	74.7	(74.7)	—
Gross revenue from external customers	920.0	2,055.3	628.7	3,604.0	—	3,604.0
Less subconsultants and other direct expenses	112.9	535.0	133.3	781.2	—	781.2
Total net revenue	807.1	1,520.3	495.4	2,822.8	—	2,822.8
Gross margin	402.4	807.0	266.1	1,475.5	—	1,475.5

	For the three quarters ended September 30, 2019
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	977.7	2,044.9	688.5	3,711.1	(94.0)	3,617.1
Less inter-segment revenue	30.7	16.5	46.8	94.0	(94.0)	—
Gross revenue from external customers	947.0	2,028.4	641.7	3,617.1	—	3,617.1
Less subconsultants and other direct expenses	110.7	546.9	149.2	806.8	—	806.8
Total net revenue	836.3	1,481.5	492.5	2,810.3	—	2,810.3
Gross margin	431.1	813.5	277.5	1,522.1	—	1,522.1

The following tables disclose the disaggregation of non-current assets and gross revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	Sep 30, 2020	Dec 31, 2019	For the quarter ended September 30,		For the three quarters ended September 30,
			2020	2019	2020	2019
	$	$	$	$	$	$

Canada	696.7	760.5	316.2	325.6	920.0	947.0
United States	1,482.6	1,486.2	652.4	704.2	2,055.3	2,028.4
United Kingdom	138.7	143.3	79.9	70.7	240.6	211.5
Other global geographies	320.2	326.4	129.4	141.0	388.1	430.2
	2,638.2	2,716.4	1,177.9	1,241.5	3,604.0	3,617.1

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-19	Stantec Inc.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Buildings	237.3	266.2	769.1	796.6
Energy & Resources	146.8	146.7	476.2	456.8
Environmental Services	199.9	208.6	564.4	568.2
Infrastructure	331.6	376.5	1,027.2	1,059.0
Water	262.3	243.5	767.1	736.5
Total gross revenue from external customers	1,177.9	1,241.5	3,604.0	3,617.1

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in changes to this pattern.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

22.Events after the Reporting Period
Teshmont Consultants LP (Teshmont)
On October 1, 2020, the Company acquired certain assets and liabilities of Teshmont for cash consideration and notes payable. Teshmont is an electrical engineering consulting company specializing in high voltage power transmission and distribution engineering, based in Winnipeg, Manitoba. This addition further strengthens the Company's Energy & Resources operations in Canada.

Private placement offering of senior unsecured notes
On October 8, 2020, the Company closed the private placement offering (Offering) of $300.0 senior unsecured notes (Notes) due on October 8, 2027, bearing interest at a rate of 2.048% per annum, and priced at par. The Notes rank pari passu with existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness. The Company used the net proceeds of the Offering to repay existing indebtedness.

Dividend
On November 4, 2020, the Company declared a dividend of $0.155 per share, payable on January 15, 2021, to shareholders of record on December 31, 2020.

23.Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted for 2020.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2020	F-20	Stantec Inc.